

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2025

Daniel S. Perotti
Chief Financial Officer
PennyMac Mortgage Investment Trust
3043 Townsgate Road
Westlake Village, CA 91361

> **Re: PennyMac Mortgage Investment Trust**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **File No. 001-34416**

Dear Daniel S. Perotti:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction